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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 1

                             ARNOLD INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   042 595108
                                 --------------
                                 (CUSIP NUMBER)

                               JOHN J. GASPAROVIC
                               ROADWAY CORPORATION
                              1077 GORGE BOULEVARD
                                AKRON, OHIO 44310
                                 (330) 384-2661
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                NOVEMBER 30, 2001
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)



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

-----------------------------------------                                -------------------------------------------
CUSIP No. 042 595108                                 13D                              Page   2   of   4   Pages
                                                                                           -----    -----
--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Roadway Corporation/34-1956254

------------ -------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a) [ ]
                                                                                                     (b) [ ]
------------ -------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      N/A
------------ -------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) OR 2(e)
                                                                                                         [ ]
------------ -------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------- ---------- -----------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                            0
              NUMBER OF                 ---------- -----------------------------------------------------------------
                SHARES
             BENEFICIALLY                   8      SHARED VOTING POWER
               OWNED BY
            EACH REPORTING                                  0
             PERSON WITH                ---------- -----------------------------------------------------------------

                                            9      SOLE DISPOSITIVE POWER

                                                            0
                                        ---------- -----------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            0
------------ -------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0
------------ -------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                                                     [ ]

------------ -------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.00%
------------ -------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      CO
------------ -------------------------------------------------------------------------------------------------------





                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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-----------------------                                ------------------------
CUSIP NO. 042 595108           Schedule 13D/A           Page 3 of 4 Pages
                                                             --   --
-----------------------                                ------------------------

         The Schedule 13D filed on August 31, 2001, is hereby amended as follows:

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended by deleting the first two paragraphs and replacing them with the following:

         (a), (b) On August 21, 2001, Roadway, Lion Corp., a wholly-owned subsidiary of Roadway ("Merger Sub"), and Arnold Industries, Inc. ("Arnold") entered into an Agreement and Plan of Merger ("Merger Agreement") pursuant to which Merger Sub would be merged with and into Arnold (the "Merger"). Simultaneously with the execution and delivery of the Merger Agreement, Roadway entered into a Shareholder Voting Agreement ("Voting Agreement") with Edward H. Arnold, an individual ("EHA"). Under the Voting Agreement, EHA agreed to (i) vote the 4,170,189 shares of common stock of Arnold owned by him (the "Subject Stock") in favor of the adoption of the Merger Agreement and the Merger and (ii) grant Roadway a proxy to vote the Subject Stock in favor of the Merger Agreement and the Merger.

         At the special meeting of the shareholders of Arnold held on November 20, 2001, EHA voted the Subject Stock in accordance with the Voting Agreement. On November 30, 2001, the Merger was consummated. In accordance with its terms, the Voting Agreement terminated upon consummation of the Merger.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is amended by deleting it in its entirety and replacing it with the following:

         (a) Roadway does not directly or beneficially own any shares of common stock, par value $1.00 per share, of Arnold (the "Common Stock") as of the date hereof. To the best of Roadway's knowledge, none of the executive officers or directors of Roadway beneficially owns any shares of Common Stock as of the date hereof.

         (b) Roadway does not have sole or shared voting power over any shares of Common Stock and does not have sole or shared power to dispose of any shares of Common Stock.

         (c) Other than the consummation of the Merger in accordance with the Merger Agreement, Roadway has not, and, to the best of Roadway's knowledge, none of the executive officers or directors of Roadway has, effected any transactions in the Common Stock during the past 60 days.

         (e) Roadway ceased to be the beneficial owner of more than five percent of the Common Stock on November 30, 2001.



                        [SIGNATURES BEGIN ON NEXT PAGE.]


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                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 12, 2001

                              Name:  ROADWAY CORPORATION



                              By:      /s/  John J. Gasparovic
                                   --------------------------------------------
                                      Name:  John J. Gasparovic
                                      Title: Vice President, General Counsel
                                             and Secretary